BIOMX INC.

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

November 28, 2023

Via EDGAR

Christina Chalk

Laura McKenzie

Eddie Kim

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisition

Washington, DC 20549

Re:	BiomX Inc. (the “Company,” “we,” “our” and similar terminology) Schedule TO-I Filed November 9, 2023 File No. 005-90744

Dear Sir and Madam:

The purpose of this letter is to respond to the comment letter dated November 21, 2023 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Schedule TO-I. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Schedule TO-I.

Schedule TO-I Filed November 9, 2023

General

1.	We note that in the chart setting forth applicable exchange ratios for outstanding eligible options, the ratios of option shares outstanding to new stock options do not seem to match the stated exchange ratios. Please provide an explanation of these discrepancies or update the disclosure accordingly.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff, as mentioned on the cover page of Exhibit (a)(1)(A) – Offer to Exchange to Schedule TO-I and related exhibits, that for purposes of applying the exchange ratios, fractional new stock options were rounded up to the nearest whole new option on a grant-by-grant basis. Therefore, the numbers of new stock option shares outstanding after the exchange as appears in the chart, represent the total of new option shares after applying the exchange ratio and rounding up for each outstanding grant separately. We have added a footnote to the chart in Amendment No. 1 to clarify this.

2.	In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

Response: We acknowledge the Staff’s comment, and, after reviewing Item 1010(b) of Regulation M-A and Item 10 of Schedule TO, respectfully advise the Staff that the exchange has no impact on the Company’s balance sheet, the Company’s statement of comprehensive income and earnings per share or the Company’s book value per share. We note that since our statements of operations present basic and diluted net loss per share, as opposed to earnings per share, outstanding options are excluded from the calculation of such basic and diluted net loss per share, and therefore, the exchange has no impact on the numbers presented. Further, as stated in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I, the value of the options exchanged is meant to be approximately the same as the new options issued, and therefore is expected to have minimal impact from an accounting standpoint.

Division of Corporation Finance

Securities and Exchange Commission

November 28, 2023

Procedures for electing to exchange options, page 16

3.	On page 16, you state: “Due to certain requirements under U.S. securities laws, an exception to this rule is that if we have not accepted your properly tendered options by 11:59 p.m., Israel Time, on December 11, 2023 (which is the 20th U.S. business day following the commencement of the Offer), you may withdraw your options at any time thereafter but prior to our acceptance.” While you may provide more generous withdrawal rights in this Offer, Rule 13e-4(f)(2) mandates that tendered shares not yet accepted for payment by the 40th business day after commencement of an issuer tender offer may be withdrawn by the tendering holder. Please revise or advise.

Response: In response to the Staff’s comment, we revised the disclosure in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I, to note that pursuant to Rule 13e-4(f)(2) under the Securities Exchange Act of 1934, as amended, if we have not accepted the tendered options by the date which is the 40th U.S. business day following the commencement of the offer, the holder will have the right to withdraw their options.

Conditions of the Offer, page 19

4.	We note the following disclosure on page 20: “The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date (emphasis added).” Please revise the highlighted language to avoid the implication that actions or inaction by the Company can “trigger” an Offer conditions. All conditions must be objective and outside the control of the Company to avoid creating an illusory offer. See Question 101.02 of the Division of Corporation Finance’s “Tender Offer Rules and Schedules” Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we revised the disclosure to remove the highlighted language.

5.	You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over the-counter market in the United States.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language.

Response: In response to the Staff’s comment, we revised the disclosure to remove such condition.

6.	Please see the last paragraph under this section. If a Condition is “triggered” while the Offer is pending, in our view, the Company must promptly inform option holders whether it will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation in this regard. Please revise your disclosure, consistent with the views expressed here.

Response: In response to the Staff’s comment, we revised the disclosure to clarify that if a condition is triggered, we will promptly inform option holders whether we will assert the condition and terminate the Offer, or waive it and continue.

Israeli Tax Section, page 27

7.	Disclose when you expect to obtain the requested tax ruling and state how you will inform option holders.

Response: In response to the Staff’s comment, we added a disclosure in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I, to discuss the expected timing for obtaining the requested tax ruling and state how we indent to inform option holders on such ruling.

Division of Corporation Finance

Securities and Exchange Commission

November 28, 2023

Miscellaneous, page 29

8.	While the Company need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all eligible option holders who tender into the offer. See Rule 13e-4(f)(8)(i). Please revise the language here accordingly.

Response: In response to the Staff’s comment, we revised the language in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I.

Financial Statements, page 29

9.	We note that the Company filed the most recent 10-Q on November 14, 2023, after it filed this TO-I. Please disclose the book value per share of common stock as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A and Item 10of Schedule TO.

Response: In response to the Staff’s comment, we amended the disclosure in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I to include the book value per share of common stock as of September 30, 2023, as well as updated other disclosures in Exhibit (a)(1)(A) – Offer to Exchange to the Schedule TO-I, to update other information as of September 30, 2023.

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If you have any questions or require additional information regarding this letter, please do not hesitate to contact Howard E. Berkenblit at (617) 338-2979 or Ilana Levin at (212) 660-5029, each of Sullivan & Worcester LLP.

Sincerely,

BIOMX INC.

By:	/s/ Marina Wolfson
Marina Wolfson Chief Financial Officer